ARENA PHARMACEUTICALS, INC.

6166 Nancy Ridge Dr.

San Diego, CA 92121

Via EDGAR

February 26, 2010

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	SEC letter dated January 29, 2010 regarding Arena Pharmaceuticals, Inc.
Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008
File Number: 000-31161

Dear Mr. Rosenberg:

Set forth below are the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the above referenced comment letter (the “Comment Letter”), followed by the response of Arena Pharmaceuticals, Inc. (“Arena”) to each comment in bold. The numbers of the paragraphs below correspond to the numbers of the comments included in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Acquired Technology, page 71

1.	It would appear that the life of the production and GMP licenses are limited by the life of the Switzerland facility and production equipment. Please tell us why you believe your intangible asset has an indefinite life when the licenses allow you to manufacture approved drugs at the facility in Switzerland and are subject to compliance with GMP.

Arena’s response:

Upon further analysis, we have determined that the production licenses are attached to the physical facility, and, therefore, have a useful life limited to the useful life of the Swiss facility of 20 years from the date of the acquisition by us. We believe using the useful life of the facility is appropriate versus the useful life of the equipment as the equipment can be replaced without affecting the production licenses.

Securities and Exchange Commission

Re: File No. 000-31161

February 26, 2010

At the date of acquisition, we ascribed a value in Swiss francs of CHF 12.8 million to the production licenses. For the year ended December 31, 2008 and for the nine months ended September 30, 2009, we did not record any amortization related to the production licenses. Had we amortized the production licenses from the date of acquisition in January 2008 over the estimated useful life of 20 years, we would have recorded an expense of $600,000 and $439,000 for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively.

For income tax purposes, we amortized the intangible production licenses using a maximum life of 5 years from the date of acquisition in January 2008, which resulted in a taxable temporary difference for income tax accounting purposes and a resulting deferred tax liability. This resulted in income tax expense being recorded since, unlike definite-lived assets, indefinite-lived assets have no measurable or defined periods of time in which the assets will expire, and, therefore, the deferred tax liability created by the indefinite-lived assets cannot be used as an offset against our deferred tax assets. As such, for financial reporting purposes, we recorded income tax expense relating to this deferred tax liability of $534,000 and $401,000 for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively. Had we accounted for the production licenses as amortizing assets from the date of acquisition in January 2008 over the estimated useful life of 20 years for financial reporting purposes, we would not have recorded any related tax expense for the year ended December 31, 2008 or for the nine months ended September 30, 2009.

The table below compares the net loss as reported to the net loss that would have been reported if we initially determined at the date of acquisition that the life of the production licenses was 20 years.

Securities and Exchange Commission

Re: File No. 000-31161

February 26, 2010

	Year Ended 12/31/2008	Nine Months Ended 9/30/2009
Net Loss as reported	$(239,485,163)	$(123,432,201)

Amortization of Production Licenses	(600,066)	(438,967)
Income Tax Expense Adjustment	534,071	400,553

Net Loss with Adjustments – Rollover Method	$(239,551,158)	$(123,470,615)

Difference – (understated)/overstated – Rollover Method	$(65,995)	$(38,414)

Cumulative effect on Retained Earnings	$(65,995)	$(104,409)

Net Loss with Expense Adjustment – Iron Curtain Method	$(239,551,158)	$(123,536,610)

EPS – recorded	$(3.24)	$(1.51)

EPS – as adjusted – Rollover Method	$(3.24)	$(1.51)

EPS – adjusted – Iron Curtain Method	$(3.24)	$(1.52)

Difference – Rollover Method	$—	$—

Difference – Iron Curtain Method	$—	$(0.01)

In accordance with SEC Staff Accounting Bulletin No. 99 and No. 108, we performed a materiality assessment and determined that the adjustment relative to the financial statements as a whole is insignificant. In no case would the adjustment represent a difference of more than a three-tenths of one percent increase in the net loss reported for the year ended December 31, 2008, the nine months ended September 30, 2009 or for any of the individual quarters in the period from January 1, 2008 through September 30, 2009. Our preliminary results before the adjustment for the year ended December 31, 2009 is a net loss of $153.1 million, or a loss of $1.81 per share, and after the adjustment our net loss for the year ended December 31, 2009 would be $153.2 million or $1.82 per share. After taking into consideration both the quantitative and qualitative factors, our view is that the cumulative adjustment to the full year operating results for 2009 would not be material to the preliminary 2009 financial statements as it is probable that it would not impact the judgment of a reasonable person relying upon the financial statements.

Securities and Exchange Commission

Re: File No. 000-31161

February 26, 2010

Therefore, in the fourth quarter of 2009, we will record $1,039,000 in amortization expense related to the period from January 1, 2008 through September 30, 2009 and credit income tax expense by $935,000 related to the period from January 1, 2008 through September 30, 2009, which results in a cumulative net effect of an increase in net loss of $104,000. We will continue to amortize the production licenses over the remaining estimated useful life.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis

Elements of Our Compensation Program

Performance-based cash incentives, page 7

2.	We note your response to Comment 4 and reissue the Comment. Please provide us with proposed disclosure for your 2010 proxy statement which identifies:

•	The pre-set qualitative and quantitative corporate objectives and target amounts; and

•	The pre-set qualitative and quantitative individual performance objectives for each named executive officer and target amounts.

Please discuss how the level of achievement of both corporate objectives and individual performance objectives factor into your determination of the annual incentive awards made to executive officers.

Arena’s response:

Below is a draft of our 2010 Compensation Discussion and Analysis regarding the 2009 Annual Incentive Plan, our 2009 corporate and individual performance goals and the achievement of such goals.

“In early 2009, the Compensation Committee approved the 2009 Annual Incentive Plan for our executive officers, and all of our executive officers participate in this cash incentive plan. Under this plan, each participant was assigned an incentive target that was expressed as a percentage of annual base salary, and the participant’s actual incentive award was based on the level of achievement of preestablished corporate and individual goals, the quality of such achievement and the weighting of each goal. All participants had the same corporate goals, which we

Securities and Exchange Commission

Re: File No. 000-31161

February 26, 2010

believed would align the interests of our executive officers with one another and with our stockholders. Corporate and individual goals were intended to reflect a mix of short- and long-term performance objectives. The corporate and individual goals were approved by the Compensation Committee after taking into account the views and recommendations of other members of our Board of Directors, including our Chief Executive Officer.

Our 2009 corporate goals and the relative weighting and achievement of such goals are described as follows:

Corporate Goals	Weighting	Achievement
Advancement of lorcaserin consistent with internal timeline	60%	60%
Acquisition of additional funding	20%	10%
Progress with collaborations	5%	2.5%
Management of expenditures and cash balance and implementation of appropriate financial controls and reporting	10%	10%
Advancement of earlier-stage research programs	5%	5%

Total	100%	87.5%

In determining the achievement of our 2009 corporate goals, the Compensation Committee considered (i) our announcement of positive clinical results for lorcaserin in March and September 2009, completion of NDA enabling clinical studies and manufacturing validation during 2009 and the filing of the lorcaserin NDA in December 2009; (ii) the increase in our funding through financings; (iii) our failure to enter into a new collaboration; (iv) Merck & Co., Inc.’s initiation of a clinical trial of a drug candidate under our collaboration; (v) our year end financial condition; (vi) our management of expenditures and cash balance in line with our board approved plan; (vii) our financial controls and reporting, including with regard to our Swiss subsidiary, Arena Pharmaceuticals GmbH; and (viii) our advancement of earlier-stage research programs.

Our 2009 goals for our Named Executive Officers and the weighting and achievement of such goals are described as follows:

Mr. Lief’s Goals	Weighting	Achievement
Interactions with investors and analysts and attendance at professional meetings	16.67%	16.67%
Communications with our board of directors	16.67%	16.67%
Lorcaserin planning for potential positive developments	16.67%	16.67%
Lorcaserin planning for potential negative developments	16.67%	16.67%
Management organization, reporting structure and succession planning	16.67%	16.67%
Oversight of Arena Pharmaceuticals GmbH operations and integration	16.67%	16.67%

Total	100%	100%

Securities and Exchange Commission

Re: File No. 000-31161

February 26, 2010

In determining that Mr. Lief achieved all of his 2009 individual goals, the Compensation Committee considered (i) the quality and quantity of Mr. Lief’s interactions with investors and analysts and his attendance at professional meetings; (ii) the quality and quantity of Mr. Lief’s communications with our board of directors; (iii) Mr. Lief’s development of plans relating potential positive and negative developments in our lorcaserin program; (iv) our management structure and succession planning; and (v) the integration and operations of Arena Pharmaceuticals GmbH, including with regard to financial condition, regulatory compliance and staffing.

Dr. Behan’s Goals	Weighting	Achievement
Advancement of earlier-stage research programs	30%	30%
Progress with collaborations	30%	0%
Oversight of research and development budget	20%	20%
Exercise leadership to insure that preclinical research and development goals are met	20%	20%

Total	100%	70%

In determining the achievement of Dr. Behan’s 2009 individual goals, the Compensation Committee considered (i) our advancement of earlier-stage research programs; (ii) our failure to enter into a new collaboration; (iii) Dr. Behan’s oversight in keeping our research and development budget in line with our board approved plan; and (iv) Dr. Behan’s leadership in insuring that our preclinical research and development goals were met.

Mr. Hoffman’s Goals	Weighting	Achievement
Compliance with internal controls over financial reporting and leadership over our financial planning process	16.67%	16.67%
Presentations at investor conferences	16.67%	16.67%
Planning relating to International Financial Reporting Standards, or IFRS	16.67%	16.67%
Planning relating to our information technologies, or IT	16.67%	16.67%
Enterprise resource planning	16.67%	16.67%
Integration of new operations in our financial and accounting structure	16.67%	16.67%

Total	100%	100%

Securities and Exchange Commission

Re: File No. 000-31161

February 26, 2010

In determining that Mr. Hoffman achieved all of his 2009 individual goals, the Compensation Committee considered (i) Mr. Hoffman’s oversight over our financial controls and reporting and in our financial planning process; (ii) the quantity and quality of Mr. Hoffman’s presentations at investor conferences; (iii) Mr. Hoffman’s efforts relating to IFRS, IT and enterprise resource planning; and (iv) the integration and operations of Arena Pharmaceuticals GmbH, including with regard to financial controls and reporting.

Dr. Shanahan’s Goals	Weighting	Achievement
Advancement of lorcaserin consistent with internal timeline	75%	75%
Progress with our other internal clinical programs	9%	9%
Regulatory compliance for preclinical and clinical programs	10%	10%
Staffing of our Clinical Development Group	6%	6%

Total	100%	100%

In determining that Dr. Shanahan achieved all of his 2009 individual goals, the Compensation Committee considered (i) our announcement of positive clinical results for lorcaserin in March and September 2009, completion of NDA enabling clinical studies and manufacturing validation during 2009 and the filing of the lorcaserin NDA in December 2009; (ii) the progress of our non-lorcaserin clinical programs; (iii) our compliance with regulations for preclinical and clinical programs; and (iv) the appropriateness of the staffing of our Clinical Development Group.

Mr. Spector’s Goals	Weighting	Achievement
Oversight of compliance, ethics and corporate governance	16.67%	16.67%
Conflict and intellectual property management	16.67%	16.67%
Strategy development	16.67%	16.67%
Counseling CEO and our board of directors on significant legal matters and identification and avoidance of potential risks	16.67%	16.67%
Oversight of enterprise risk assessment and management	16.67%	16.67%
Assessment of export/import policies and procedures	16.67%	16.67%

Total	100%	100%

In determining that Mr. Spector achieved all of his 2009 individual goals, the Compensation Committee considered (i) our “tone at the top” and employee training and policies; (ii) Mr. Spector’s efforts relating to any disagreements with third parties and any intellectual property freedom to operate issues; (iii) Mr. Spector’s efforts relating to corporate strategy; (iv) Mr. Spector’s efforts in counseling Mr. Lief and our board of directors on significant legal matters and in mitigating risk; and (v) the assessment of our policies and procedures relating to exports and imports.

Securities and Exchange Commission

Re: File No. 000-31161

February 26, 2010

The following table lists our Named Executive Officers, their incentive targets under the 2009 Annual Incentive Plan expressed as a percentage of their annual base salaries, and the relative weighting assigned to corporate and individual goals:

		Relative Weighting
Named Executive Officer	Incentive Target	Corporate Goals	Individual Goals
Jack Lief	55%	75%	25%
Robert E. Hoffman	40%	60%	40%
Dominic P. Behan, Ph.D.	40%	60%	40%
William R. Shanahan, Jr., M.D., J.D.	40%	50%	50%
Steven W. Spector, J.D.	40%	60%	40%

The Compensation Committee took into account its compensation consultant’s recommendations, market data and individual performance and contribution in determining the incentive targets and relative weightings. To increase the incentive provided by the plan, the Compensation Committee increased the incentive targets from those in the similar 2008 Annual Incentive Plan from 50% to 55% for Mr. Lief, from 30% to 40% for Dr. Shanahan, and from 35% to 40% for Dr. Behan and Messrs. Hoffman and Spector. The weighting of corporate versus individual goals was intended to reflect the participants’ responsibilities for their individual areas and the company-wide functions. Mr. Lief’s goals were weighted more heavily to the corporate goals than any other of our Named Executive Officers due to his role in overseeing our company-wide functions as our President and Chief Executive Officer, and Dr. Shanahan’s goals were weighted more to his individual goals than the other Named Executive Officers due to his significant role in the development of our drug candidates as our Vice President and Chief Medical Officer. Our other Named Executive Officers’ goals were weighted more heavily to the corporate goals as their responsibilities involved company-wide functions more than any individual area and to tie their compensation to corporate achievements.

Securities and Exchange Commission

Re: File No. 000-31161

February 26, 2010

The threshold level of aggregate goal achievement under the 2009 Annual Incentive Plan for each executive officer was 50%, below which no incentive award would be paid to the executive officer. This threshold was established to ensure that no awards would be paid if the results achieved were significantly below the target. The Compensation Committee sets goals that it believes will be difficult for our executive officers to fully achieve. Consequently, achieving the target was only expected to occur if both corporate and individual performances were high. The below tables provide the level of achievement for corporate goals and the individual goals of our Named Executive Officers for 2007 and 2008:

	Level of Goal Achievement
	2007	2008
Corporate Goals	80%	85%

Individual Goals	Level of Goal Achievement
	2007	2008
Jack Lief	100%	100%
Robert E. Hoffman	80%	83%
Dominic P. Behan, Ph.D.	90%	100%
William R. Shanahan, Jr., M.D., J.D.	100%	94%
Steven W. Spector, J.D.	100%	100%

All executive officers achieved more than the threshold percentage of goals under the 2009 Annual Incentive Plan, but received less than the target incentive award. The below ‘Grants of Plan-Based Awards’ table shows the incentives that could have been earned under our 2009 Annual Incentive Plan, and the awards earned are included in the below ‘Summary Compensation Table.’

In early 2010, the Compensation Committee approved corporate and individual goals and a similar annual incentive plan for all of our executive officers for use in determining cash incentive awards for 2010.”

Please note that our Compensation Committee has not reviewed a draft of our 2010 Compensation Discussion and Analysis.

Arena acknowledges by this letter that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that Arena may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Re: File No. 000-31161

February 26, 2010

We thank you for your comments, and look forward to working further with you. If you have any questions or comments, please feel free to call either Adam S. Chinnock (858.453.7200, ext. 1466) or the undersigned (858.453.7200, ext. 229).

Very truly yours,

/s/ Steven W. Spector
Steven W. Spector
Senior Vice President, General Counsel, and Secretary

cc:	Adam S. Chinnock, Arena Pharmaceuticals, Inc.
Robert E. Hoffman, Arena Pharmaceuticals, Inc.